Mail Stop 4561

August 22, 2007

William Smith
Secretary, Treasurer, Chief Financial Officer
Adsero Corp.
2101 Nobel Street
St. Julie, Quebec, J3E 1Z8

Re: **Adsero Corp.**
        Information Statement on Schedule 14C
        Filed on August 13, 2007
        File No. 000-31040

Dear Mr. Smith:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment of Certificate of Incorporation, page 3

1.   Please disclose in this section the number of shares currently authorized but unissued and the number of shares that would be authorized but unissued after completion of the reverse stock split. Inform stockholders that the proposed amendment to the certificate of incorporation will have the effect of substantially increasing the number of authorized shares, because the number of authorized shares is held constant, while the number of issued shares is reduced fifty-fold.

2.   You state that the reverse stock split is necessary to increase the attractiveness of your company to potential merger or acquisition partners. Please disclose any issuance plans you may have for the effective increase in authorized shares. If you have no plans, please make a statement to that effect.

3.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in authorized shares. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction by providing an above-market premium that is favored by a majority of the independent stockholders.

Security Ownership of Certain Beneficial Owners and Management, page 4

4.   Your beneficial ownership table lists persons owning an aggregate of 37.13% of your outstanding shares. Therefore, you must have obtained consents from persons owning an aggregate of approximately 13% of your outstanding shares, none of whom are officers, directors or 5% beneficial owners. Please tell us the sequence of events through which you obtained the requisite majority consents for the reverse stock split. In your response letter, identify the stockholders from whom consents were obtained who are not officers, directors, 10% shareholders or their affiliates. Please provide the analysis supporting your conclusion that the consents were obtained without engaging in a solicitation, as defined in Rule 14a-1(l).

5.   Your beneficial ownership table indicates that your directors and officers as a group consists of only two persons, and that these persons collectively hold 19.28% of your outstanding shares. If this figure includes the holdings of Mr. Lachambre, Mr. Smith and Mr. Maddever, please revise the parenthetical. Please also indicate in the table the title of all of these individuals, if they are officers and/or directors of your company.

Form of Certificate of Amendment to the Certificate of Incorporation, page 7

6.   Your most recent Form 10-K includes your certificate of incorporation as an exhibit, incorporated by reference to your Form 10. However, your most recent Form 10 amendment does not appear to reflect any authorized preferred shares. Please tell us whether your current draft certificate of amendment to your certificate of incorporation, which includes 20,000,000 shares of authorized preferred stock, is adding the shares of preferred stock. If so, please include the addition of an authorized class of preferred stock to your certificate of incorporation as a separate matter acted upon.

As appropriate, please amend your filing in response to these comments within 10 business days. You should provide us with marked copies of the amedment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please address all comments to David L. Orlic at (202) 551-3503, or if you require further assistance, to me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief-Legal

cc: <u>Via facsimile: (212) 400-6901</u>
        Scott Rapfogel
        Gottbetter & Partners, LLP